Mail Stop 3561

April 9, 2009

Douglas R. Jamieson
President
GAMCO Asset Management Inc.
One Corporate Center
Rye, New York 10580

>   **Re: CH Energy Group, Inc.**
>   **Preliminary Proxy Statement Filed on Schedule 14A**
>   **Filed April 2, 2009, by GAMCO Asset Management Inc.**
>   **File No. 333-52797**

Dear Mr. Jamieson:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please understand that after our review of all of your responses, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREC14A Filed April 2, 2009

Face Page of the PREC14A

1. Please revise your face page to include your board nominees as filing persons to the Schedule 14A. See Instruction 3 to Item 4 of Schedule 14A, which provides that participants include any nominees for whose election as director proxies are solicited.

General

2. We note your disclosure in the section entitled "Background To The Solicitation"
    where you provide that GAMCO beneficially owns 721,567 shares of the
    registrant's outstanding common stock. You further provide that GAMCO's
    affiliates beneficially own an additional 552,800 shares of the registrant's
    common stock. We also note you have provided similar disclosure in the section
    entitled "Information About The Participants." Based on the disclosure you
    provide in Amendment No. 11 to the Schedule 13D filed on April 2, 2009, it
    appears the 552,800 shares are owned by Gabelli Funds, which is wholly owned
    by GBL, the parent company of GAMCO. Further, we note that Mario J. Gabelli
    has a control interest in GGCP, which is the controlling shareholder of GBL. In
    those regards, it is unclear to us why GAMCO does not beneficially own the
    shares held Gabelli Funds. Please revise your proxy statement to reflect that
    GAMCO beneficially owns approximately 8.1% of the registrant's outstanding
    shares, or advise us.

3. See last comment. Please also explain to us why Mario J. Gabelli, who we
    understand controls indirectly or directly the registrant's shares held by various
    entities listed in the Schedule 13D, including GAMCO and Gabelli Funds, should
    not be identified as a participant in this proxy statement. If you determine that he
    is a participant, please ensure you provide the information required under Items
    4(b) and 5(b) of Schedule 14A.

4. Please confirm that you will post your proxy materials on a specified, publicly-
    accessible Internet Web site (other than the Commission's EDGAR Web site) and
    provide record holders with a notice informing them that the materials are
    available and explaining how to access those materials. Refer to Release 34-
    56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

5. We note your disclosure that the Annual Meeting of CH Energy Group, Inc. is
    scheduled to be held on April 28, 2009. In our March 16, 1994 Release No. 34-
    33768, we reminded filers that, to give shareholders sufficient time to make an
    informed voting decision, registrants and other filers are reminded of their
    obligation to distribute soliciting materials to banks and brokers on a timely basis
    for forwarding to beneficial owners. In that regard, please provide us with an
    analysis as to why you believe your time frame in sending out your soliciting
    materials is timely and provides shareholders sufficient time to make an informed
    voting decision. In your response, indicate whether you intend to solicit all
    company shareholders and how you intend to disseminate your proxy materials.

6. Please revise the first page of the proxy statement and the form of proxy to clearly
    mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

7. Please number the pages in your proxy statement in the next amendment.

8. Please fill in all blanks in the proxy statement.

Background to the Solicitation

9. Please expand this section to discuss the contacts, if any, you have had with the registrant during the time period leading up to the current solicitation or otherwise. You should describe in sufficient detail whether the registrant's board of directors responded to contacts made by you and, if material, the specifics of any discussions between the parties.

10. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for that opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to us on a supplemental basis. We cite the following examples of some statements or assertions in the proxy statement that, at a minimum, must be supported on a supplemental basis or require both support and recharacterization as statements of belief or opinion.

    - The registrant has "dissipated its balance sheet by allocating cash to businesses outside its core competence."

    - Your nominees "will provide better oversight regarding the strategic vision of the Company in order to maximize shareholder value."

    Where the basis of support is in other documents, such as analyst reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we may assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases and mathematical computations, and identify the sources of all data used.

11. You state that, in the event the registrant's shareholders approve the proposed amendment to the Restated Certificate of Incorporation and the board is declassified, your nominees, "if elected, as well as all of the Company's directors, would stand for re-election in 2010, rather than in 2012." In the definitive proxy statement filed by the registrant on March 25, 2009, however, the registrant states that approval of the amendment would not affect current directors, who will continue to serve the remainder of their terms, or the three directors to be elected at the 2009 annual meeting, who will be elected to serve three-year terms ending in 2012. The text of the amendment, set forth in Annex A of the registrant's

proxy statement, appears to support the registrant's statement. Please revise your disclosure appropriately, or explain to us why you do not believe such revision is warranted.

Proposal 1: Election of Directors

12. Please disclose the criteria that you used to determine that your nominees, if elected to the board of directors of the registrant, will be considered independent. In this regard, we note that Mr. German, as the Chief Executive Officer, President and a director of Corning Natural Gas Corporation, may have interests that would conflict with those of the registrant.

13. In the second full paragraph in this section, you characterize the company as "underperforming." Please explain by what measure you believe it to be underperforming and provide the basis for such belief. In addition, revise to characterize as an opinion.

14. Please expand this section to provide more details about the specifics actions your nominees will take and advocate for if elected to the Board.

Biographical Information

15. Please revise the biographical information Mr. Clarence A. Davis so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biography to ensure that you completely describe his business experience for the past five years and disclose the dates of experience by month and year if necessary. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketch you provide.

16. Please disclose the business address for Mr. Tokar. In addition, please describe the principal business of each of Corning Natural Gas Corporation (Mr. German's employer) and Beacon Trust Company (Mr. Tokar's employer). Refer to Item 5(b)(1) of Schedule 14A.

Quorum and Voting

17. Please state the vote required for approval of proposal number 2. Also disclose the effect of abstentions and broker non-votes for proposal number 2. Refer to Item 21 of Schedule 14A.

Cost and Method of Solicitation

18. Please describe the methods employed and to be employed to solicit shareholders. Refer to Item 4(b)(1) of Schedule 14A. To the extent you plan to employ various

methods to solicit proxies, including e-mail, telephone or in person, please be advised that all written soliciting materials, including any e-mail messages or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. Additionally, to the extent that you plan to solicit proxies via the internet, disclose which websites and/or chat rooms you plan to use.

19. Please describe the classes of employees (including your nominees) that will participate in your solicitation, and the manner and nature of their employment for such purpose. Refer to Item 4(b)(2) of Schedule 14A.

Annex A

20. Please provide the information set forth in Item 5(b)(1)(vi) of Schedule 14A for each of the nominees if they purchased or sold securities of the registrant within the past two years.

Form of Proxy Card

21. Revise to include disclosure in boldface type that the proxy is not on behalf of the board of directors of CH Energy. Refer to Rule 14a-4(a).

******

As appropriate, please amend your filing and respond to these comments promptly or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

• the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3725.

Sincerely,

H. Christopher Owings
Assistant Director